Exhibit 23

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Genworth Financial, Inc.

To the Plan Participants and Plan Administrator

Genworth Financial, Inc. Retirement and Savings Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-168961, 333-127474 and 333-231538) on Form S-8 of Genworth Financial, Inc. of our report dated June 25, 2021, with respect to the statements of net assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan as of December 31, 2020 and 2019, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2020, the related notes, and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 11-K of the Genworth Financial, Inc. Retirement and Savings Plan.

/s/ KPMG LLP

Richmond, Virginia

June 25, 2021